UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of April, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                       No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.
The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772 and Registration No. 333-139949).

SIGNATURE
EXHIBITS INDEX
Ex-99.1 Press Release of Satyam and Venturbay dated April 22, 2009 regarding the public announcement of the Offer.
Ex-99.2 Press Release of Satyam dated April 22, 2009 regarding the receipt of the SEBI Letter and the SEBI Clarification Letter.
Ex-99.3 SEBI Letter dated April 20, 2009.
Ex-99.4 SEBI Clarification Letter dated April 21, 2009.

Other Events
On April 22, 2009, Satyam Computer Services Limited (“Satyam”) and Venturbay Consultants Private Limited (“Venturbay”), a subsidiary controlled by Tech Mahindra Limited (“Tech Mahindra”), issued a press release in connection with Section 5, subsection 1, of the Dutch Decree on Public Offers FMSA (Besluit openbare biedingen Wft), announcing that a public announcement of the public offer in cash to the shareholders of Satyam to acquire 20% of the enhanced share capital of Satyam at a minimum price of Rs. 58 per share (the “Offer”) was issued on behalf of Venturbay and Tech Mahindra that contains certain information with respect to the Offer. A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference.
In addition, on April 22, 2009, Satyam issued another press release announcing that the Securities and Exchange Board of India (“SEBI”) had, by a letter dated April 20, 2009 (the “SEBI Letter”), as clarified by a letter dated April 21, 2009 (the “SEBI Clarification Letter”), granted certain relaxations / exemptions / permissions from strict compliance with applicable SEBI regulations in connection with the process followed by Satyam pursuant to Regulation 29A of the SEBI Takeover Regulations to select an investor. As previously disclosed by Satyam, SEBI had previously granted certain in-principle exemptions / relaxations from applicable SEBI regulations and guidelines in connection with the process to be followed by Satyam pursuant to Regulation 29A of the SEBI Takeover Regulations to select an investor. A copy of the press release is attached hereto as exhibit 99.2 and is incorporated herein by reference. A copy of the SEBI Letter is attached hereto as exhibit 99.3 and is incorporated herein by reference. A copy of the SEBI Clarification Letter is attached hereto as exhibit 99.4 and is incorporated herein by reference.
Exhibits:
99.1	Press Release of Satyam and Venturbay dated April 22, 2009 regarding the public announcement of the Offer.

99.2	Press Release of Satyam dated April 22, 2009 regarding the receipt of the SEBI Letter and the SEBI Clarification Letter.

99.3	SEBI Letter dated April 20, 2009.

99.4	SEBI Clarification Letter dated April 21, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman Title : Company Secretary

Date: April 22, 2009

EXHIBITS INDEX
99.1	Press Release of Satyam and Venturbay dated April 22, 2009 regarding the public announcement of the Offer.

99.2	Press Release of Satyam dated April 22, 2009 regarding the receipt of the SEBI Letter and the SEBI Clarification Letter.

99.3	SEBI Letter dated April 20, 2009.

99.4	SEBI Clarification Letter dated April 21, 2009.